Disclaimer

The views expressed on this website represent the opinions of Trian Fund Management, L.P. ("Trian") and the funds and investment vehicles it manages that hold shares of The Procter & Gamble Company (collectively, Trian with such funds, "Trian Partners"), and are based on publicly available information with respect to The Procter & Gamble Company (the "Company"). Trian Partners recognizes that there may be confidential information in the possession of the Company that could lead it or others to disagree with Trian Partners' conclusions. Trian Partners reserves the right to change any of its opinions expressed herein at any time as it deems appropriate and disclaims any obligation to notify the market or any other party of any such changes. Trian Partners disclaims any obligation to update the information or opinions contained on this website.

Certain financial projections and statements made herein have been derived or obtained from filings made with the Securities and Exchange Commission ("SEC") or other regulatory authorities and from other third party reports. Neither the Participants (as defined below) nor any of their affiliates shall be responsible or have any liability for any misinformation contained in any third party SEC or other regulatory filing or third party report. Select figures presented within the materials contained on this website have not been calculated using generally accepted accounting principles ("GAAP") and have not been audited by independent accountants. Such figures may vary from GAAP accounting in material respects and there can be no assurance that the unrealized values reflected within such materials will be realized. Nothing on this website is intended to be a prediction of the future trading price or market value of securities of the Company. There is no assurance or guarantee with respect to the prices at which any securities of the Company will trade, and such securities may not trade at prices that may be implied herein. The estimates, projections and potential impact of the opportunities identified by Trian Partners herein are based on assumptions that Trian Partners believes to be reasonable as of the date of the materials on this website, but there can be no assurance or guarantee that actual results or performance of the Company will not differ, and such differences may be material. This website does not recommend the purchase or sale of any security, and should not be construed as legal, tax, investment or financial advice, and the information contained herein should not be taken as advice on the merits of any investment decision.

The materials on this website are provided merely as information and are not intended to be, nor should they be construed as, an offer to sell or a solicitation of an offer to buy any security. Funds managed by Trian currently beneficially own a significant number of shares of common stock of the Company ("Shares"). These funds are in the business of trading – buying and selling– securities, and intend to continue trading in the securities of the Company. You should assume such funds will from time to time sell all or a portion of their holdings in open market transactions or otherwise, buy additional Shares (in open market or privately negotiated transactions or otherwise), or trade in options, puts, calls, swaps or other derivative instruments relating to such Shares, regardless of the views expressed on this website. Consequently, Trian Partners' beneficial ownership of the Company's Shares may vary over time depending on various factors, with or without regard to Trian Partners' view of the Company's business, prospects or valuation (including the market price of the Company's Shares), including without limitation, other investment opportunities available to Trian Partners, concentration of positions in the portfolios managed by Trian, conditions in the securities markets and general economic and industry conditions. Trian Partners also reserves the right to change its intentions with respect to its investments in the Company and to take any actions with respect to its investments in the Company as it may deem appropriate, and Trian Partners disclaims any obligation to notify the market or any other party of any such changes or actions. Neither Trian Partners nor the other Participants or any of their respective affiliates has any intention, either alone or in concert with another person, to acquire or exercise control of the Company or any of its subsidiaries.

Trian Partners has neither sought nor obtained the consent from any third party (other than from Clayton C. Daley, Jr. and the individuals who provided the "testimonials" contained in certain of the materials contained on this website) to use any statements or information contained herein that have been obtained or derived from statements made or published by such third parties. Any such statements or information should not be viewed as indicating the support of such third parties for the views expressed herein. Although Trian Partners believes the statements made on this website are substantially accurate in all material respects and do not omit to state material facts necessary to make those statements not misleading, Trian Partners makes no representation or warranty, express or implied, as to the accuracy or completeness of those statements or any other written or oral communication it

makes with respect to the Company and any other companies mentioned, and each of Trian Partners, the other Participants and their respective affiliates expressly disclaim any liability relating to those statements or communications (or any inaccuracies or omissions therein). Thus, shareholders and others should conduct their own independent investigation and analysis of those statements and communications and of the Company and any other companies to which those statements or communications may be relevant.

This website may contain links to articles and/or videos (collectively, "Media"). The view and opinions expressed in such Media are those of the author(s)/speaker(s) referenced or quoted in such Media and, unless specifically noted otherwise, do not necessarily represent the opinions of Trian Partners.

Cautionary Statement Regarding Forward-Looking Statements

The materials on this website contain forward-looking statements. All statements contained herein that are not clearly historical in nature or that necessarily depend on future events are forward-looking, and the words "anticipate," "believe," "expect," "potential," "could," "opportunity," "estimate," "plan," and similar expressions are generally intended to identify forward-looking statements. The projected results and statements contained herein release that are not historical facts are based on current expectations, speak only as of the date of these materials and involve risks, uncertainties and other factors that may cause actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by such projected results and statements. Assumptions relating to the foregoing involve judgments with respect to, among other things, future economic, competitive and market conditions and future business decisions, all of which are difficult or impossible to predict accurately and many of which are beyond the control of Trian Partners. Although Trian Partners believes that the assumptions underlying the projected results or forward-looking statements are reasonable as of the date of these materials, any of the assumptions could be inaccurate and therefore, there can be no assurance that the projected results or forward-looking statements included herein will prove to be accurate and therefore actual results could differ materially from those set forth in, contemplated by, or underlying these forward-looking statements. In light of the significant uncertainties inherent in the projected results and forward-looking statements included herein, the inclusion of such information should not be regarded as a representation as to future results or that the objectives and strategic initiatives expressed or implied by such projected results and forward-looking statements will be achieved. Trian Partners will not undertake and specifically declines any obligation to disclose the results of any revisions that may be made to any projected results or forward-looking statements herein to reflect events or circumstances after the date of such projected results or statements or to reflect the occurrence of anticipated or unanticipated events.

Additional Information

Trian Partners, L.P., Trian Partners Co-Investment Opportunities Fund, Ltd., Trian Fund Management, L.P. ("Trian"), and the other funds and investment vehicles Trian manages (Trian with such funds, "Trian Partners") that hold shares of The Procter & Gamble Company (the "Company"), and the other participants identified in the preliminary proxy statement on Schedule 14A filed by Trian with the SEC on July 17, 2017 (collectively, the "Participants") intend to file with the SEC a definitive proxy statement and an accompanying proxy card to be used to solicit proxies in connection with the 2017 annual meeting of shareholders of the Company, including any adjournments or postponements thereof or any special meeting that may be called in lieu thereof (the "2017 Annual Meeting"). Shareholders are advised to read the definitive proxy statement and any other documents related to the solicitation of shareholders of the Company in connection with the 2017 Annual Meeting when they become available because they will contain important information, including additional information relating to the Participants. When completed and available, Trian Partners' and the other Participants' definitive proxy statement and a form of proxy will be mailed to shareholders of the Company. These materials and other materials filed by Trian Partners and the other Participants in connection with the solicitation of proxies will be available at no charge at the SEC's website at www.sec.gov. The definitive proxy statement (when available) and other relevant documents filed by Trian Partners and the other Participants with the SEC will also be available, without charge, by directing a request to Trian Partners' proxy solicitor, Innisfree M&A Incorporated, 501 Madison Avenue, 20th Floor, New York, New York 10022 (call toll-free: (877) 750-8338; call collect: (212) 750-5833; or email (Requests for materials only): material@innisfreema.com).

Information about Trian Partners and the other Participants and a description of their direct or indirect interests by security holdings is contained in the Preliminary Proxy Statement

Revitalize P&G — Together

Trian believes strongly in Procter & Gamble's potential, but the Company is facing challenges that have led to disappointing results over the last decade. As one of P&G's largest shareholders, Trian has a keen interest in helping P&G address these challenges. This website summarizes these challenges and explains why adding Nelson Peltz to the Board will help revitalize P&G. Scroll down to learn more.

→ **PRESS RELEASE: TRIAN NOMINATES NELSON PELTZ TO P&G BOARD**

What are the Challenges Facing P&G?

Weak total shareholder returns across timeframes →

Deteriorating market shares across categories and geographies →

Excessive cost and bureaucracy →

What Will Help Address These Challenges?

Add Nelson Peltz to the Board →

Companies with Nelson Peltz on the Board show materially better earnings growth and shareholder returns.

 **READ TRIAN'S INTRODUCTORY P&G PRESENTATION**

Trian's Objective is to Create Sustainable Long-Term Shareholder Value at P&G. That means Trian is:

NOT advocating for the break-up of the Company

NOT suggesting that the CEO be replaced

NOT seeking to replace directors

NOT advocating taking on excessive leverage

NOT seeking to cut pension benefits

NOT suggesting that research & development, marketing expense or capital expenditures be reduced



P&G's TSR Has Been Weak Relative to Benchmarks Across Timeframes

TSR – 10-Year

210%
171%
97%
93%
Peers
Consumer Staples Index
S&P
P&G

TSR – 5-Year

118%
102%
90%
67%
Peers
S&P
Consumer Staples Index
P&G

TSR – 4-Year

67%
64%
56%
30%
Peers
S&P
Consumer Staples Index
P&G

TSR – 3-Year

46%
39%
35%
23%
Peers
Consumer Staples Index
S&P
P&G

TSR – 2-Year

31%
27%
23%
22%
Peers
Consumer Staples Index
S&P
P&G

TSR – 1-Year

21%
15%
11%
10%
S&P
Peers
P&G
Consumer Staples Index

Source: Capital IQ. Total shareholder return (TSR) measured through June 15, 2017, one day before rumors surfaced of Trian seeking Board representation.

Note: TSR calculated as if an investor had purchased one share of stock on the first day of the measured period and thus it includes the pro rata return of any spun-off segments (if relevant).

Peers include Beiersdorf, Church & Dwight, Clorox, Colgate, Edgewell Personal Care, Henkel, Kimberly-Clark, L'Oreal, Reckitt Benckiser and Unilever. The same peer set will be used throughout this presentation unless otherwise noted.

"Consumer Staples Index" is represented by The Consumer Staples Select Sector SPDR Fund (XLP).

TSR Has Trailed the Vast Majority of Peers



Source: Capital IQ. TSR measured through June 15, 2017, one day before rumors surfaced of Trian seeking Board representation.
Note: TSR calculated as if an investor had purchased one share of stock on the first day of the measured period and thus it includes the pro rata return of any spun-off segments (if relevant).
              "Consumer Staples" is represented by The Consumer Staples Select Sector SPDR Fund (XLP).



TSR Has Trailed the Vast Majority of Peers (Cont'd)

TSR – 3-Year

Unilever
76%
Reckitt Benckiser
69%
CLOROX
69%
62%
L'ORÉAL
55%
Henkel
55%
Consumer Staples
39%
S&P
35%
Beiersdorf
34%
Kimberly-Clark
32%
P&G
23%
20%
Edgewell
11%

TSR – 2-Year

Unilever
63%
Reckitt Benckiser
47%
CLOROX
41%
34%
Kimberly-Clark
31%
Consumer Staples
27%
Beiersdorf
26%
Henkel
24%
S&P
23%
22%
P&G
22%
L'ORÉAL
20%
Edgewell
(3%)

TSR – 1-Year

Unilever
42%
Henkel
26%
Beiersdorf
22%
S&P
21%
Reckitt Benckiser
20%
L'ORÉAL
19%
P&G
11%
10%
Consumer Staples
10%
9%
CLOROX
9%
Kimberly-Clark
2%
Edgewell
(5%)

Source: Capital IQ. TSR measured through June 15, 2017, one day before rumors surfaced of Trian seeking Board representation.
Note: TSR calculated as if an investor had purchased one share of stock on the first day of the measured period and thus it includes the pro rata return of any spun-off segments (if relevant). "Consumer Staples" is represented by The Consumer Staples Select Sector SPDR Fund (XLP).

Deteriorating Market Share on Global and Local Basis Over Past 5 Years



% of Country-Category Pairs in Top 20 Markets Losing Market Share – Last 5 Years

75%	55%	75%	68%
Tissue & Hygiene	Home Care	Beauty & Personal Care	Total P&G[1]

Source: Euromonitor International and Consumer Edge research. Category groupings defined as Tissue & Hygiene, Home Care and Beauty & Personal Care.
(1)   Weighted average country-category market share performance measured in retail value per Consumer Edge research.

Organic Sales Growth Has Trailed Peers



Organic Sales Growth CAGR – Last 5 Fiscal Years
6.2%
5.2%
4.7%
4.6%
4.1%
3.9%
3.7%
3.5%
3.5%
2.2%
(0.4%)
Peer Avg: 3.9%
(ex-Food)
(ex-Pet Nutrition)
(Consumer)
(ex-Professional)
(ex-Adhesive)
(Consumer Products)

Source: SEC filings and annual reports.

Organic Sales Growth Has Deteriorated Over The Last 5 Years



P&G Organic Sales Growth (% year-over-year)

2011-2016 CAGR: 2.2%

- 2006-2011 CAGR: 4%
- 2012: 3%
- 2013: 3%
- 2014: 3%
- 2015: 2%
- 2016: 0%
- YTD 2017: 2%

Source: Company SEC filings.
Note: Organic sales growth measures underlying sales growth excluding the effects of foreign exchange and M&A.
P&G fiscal year ends June 30.

Volume Growth Has Been Worst-in-Class



Indexed Organic Volume Growth

	2011	2012	2013	2014	2015	2016
Unilever (ex-Food)	6.4%	5.6%	1.6%	2.9%	1.5%
Henkel (ex-Adhesive)	1.3%	3.8%	3.8%	1.8%	3.5%
Colgate (ex-Pet)	3.5%	5.5%	3.5%	1.5%	1.5%
Clorox	2.0%	0.0%	1.0%	2.0%	4.0%
Church & Dwight	6.3%	3.8%	4.4%	3.1%	3.1%
Kimberly-Clark (ex-Professional)	3.0%	3.2%	2.2%	4.2%	2.4%
Average	3.7%	3.6%	2.7%	2.6%	2.7%
P&G	0.0%	2.0%	3.0%	(1.0%)	(1.0%)

Source: SEC filings and annual reports for each company's fiscal year end.
Note: Excludes Reckitt Benckiser, Edgewell Personal Care, L'Oreal Consumer Products and Beiersdorf Consumer due to lack of volume disclosure.

P&G is Losing Market Share at the Local Level Across Businesses

- Market shares are down in 68% of the top 20 country-category pairings

- Losing share in 14 of top 20 countries over the past 5 years, and 18 of top 20 countries over the past 3 years

- Losing market share in every category on a global basis over the past 5 and 3 year periods

| Country | Retail Sales ($b) | % Sales | Value Share Market Share Gain /(Loss) | | | | | | | Total P&G | |
| | | | Tissue & Hygiene | | Home Care | | Beauty & Personal Care | | | | |
			5 Yr	3 Yr	5 Yr	3 Yr	5 Yr	3 Yr		5 Yr	3 Yr
USA	$29,504	34%	(0.1%)	0.3%	0.2%	0.0%	(2.6%)	(1.6%)			
China	$8,789	10%	(0.6%)	(1.7%)	(0.4%)	(0.2%)	(3.6%)	(2.6%)			
United Kingdom	$3,815	4%	0.9%	0.8%	(2.6%)	(1.7%)	(0.9%)	(1.0%)			
Japan	$3,762	4%	(0.1%)	(0.0%)	5.1%	2.7%	0.1%	0.1%			
Canada	$2,703	3%	0.1%	0.2%	2.7%	0.6%	(0.9%)	(0.9%)			
Germany	$2,572	3%	(0.9%)	(0.3%)	(1.0%)	(0.6%)	(0.9%)	(1.2%)			
Brazil	$2,530	3%	0.4%	(0.6%)	(0.2%)	(1.6%)	0.5%	0.2%			
Russia	$2,231	3%	(2.9%)	(2.3%)	(8.6%)	(8.9%)	(0.9%)	(0.5%)			
Italy	$2,115	2%	(0.0%)	(0.3%)	(0.4%)	0.2%	(0.8%)	(0.5%)			
France	$2,077	2%	(1.0%)	(2.3%)	(0.1%)	(0.1%)	(0.1%)	(0.0%)			
Spain	$1,672	2%	(2.5%)	(1.1%)	(0.8%)	(0.6%)	(0.2%)	(0.3%)			
Mexico	$1,632	2%	(4.4%)	(4.1%)	0.0%	0.2%	(0.3%)	(0.4%)			
India	$1,414	2%	(1.8%)	(3.7%)	(0.4%)	(0.2%)	(0.9%)	(0.6%)			
Philippines	$1,169	1%	(1.2%)	0.2%	1.7%	1.3%	0.1%	(0.2%)			
Argentina	$1,088	1%	(1.8%)	(0.9%)	3.0%	0.2%	0.6%	0.4%			
Turkey	$1,072	1%	1.9%	(1.0%)	1.6%	1.5%	(1.1%)	(0.8%)			
Saudi Arabia	$1,002	1%	(2.0%)	(2.4%)	(7.3%)	(1.2%)	0.2%	0.3%			
Poland	$823	1%	(4.2%)	(2.6%)	3.0%	1.0%	(1.6%)	(0.6%)			
Egypt	$844	1%	2.2%	(0.3%)	(4.0%)	(3.9%)	(0.1%)	0.4%			
South Korea	$579	1%	(0.6%)	(0.2%)	3.5%	1.0%	(1.0%)	(0.5%)			
Global P&G	$86,557		(0.5%)	(0.5%)	(0.0%)	(0.2%)	(1.7%)	(1.2%)			
Country-Category Pairs Losing Share			15	16	11	10	15	15		41	41
Total # of Country-Category Pairs			20	20	20	20	20	20		60	60
% Losing Share			75%	80%	55%	50%	75%	75%		68%	68%

Source: Euromonitor International Limited 2017 ® and Consumer Edge research. Category groupings defined as Tissue & Hygiene, Home Care and Beauty & Personal Care. The incorporated Euromonitor data has been independently researched as part of its annual Passport research process. Euromonitor makes no representations about the suitability of this data for investment decisions.

Note: Figures highlighted in red indicate market share loss.

Efforts to Reduce Expenses Have Not Created Value

In 2012, P&G announced a $10bn productivity plan



Today, P&G claims that they over-achieved against this target[1]

Of the $10bn, P&G claims that $7bn was offset by foreign exchange (FX)[2] and the rest was reinvested





$3bn reinvested in business

$7bn lost to FX

However, the remaining +$3bn of savings did not drive sales or profit





Volume Growth (%)

2012: 0%
2013: 2%
2014: 3%
2015: (1%)
2016: (1%)

5-Year CAGR
P&G: 0.6%
Peers: 3.0%

Operating Profit ($bn)

2011: $14.2
2012: $14.0
2013: $14.3
2014: $14.7
2015: $13.9
2016: $14.0

5-Year CAGR
P&G: (0.1%)
Peers: 5.6%

Source: SEC filings, investor presentations, transcripts, Wall Street research.
(1) Deutsche Bank Global Consumer Conference (June 15, 2017). (2) Deutsche Bank Global Consumer Conference (June 16, 2016).
(2) Peers include Beiersdorf, Church & Dwight, Clorox, Colgate, Edgewell Personal Care, Henkel, Kimberly-Clark, L'Oreal, Reckitt Benckiser and Unilever, where data is available.

New Expense Reduction Initiatives Require Additional Accountability

While P&G has identified an incremental $10-$13 billion of savings, Trian is concerned that this initiative could be as ineffective as the 2012 productivity program in driving sales growth, earnings growth and shareholder value creation

"Looking ahead, while the company's guidance for up to $10bn in incremental cost savings through FY21 looks compelling at face value, we believe a majority of these savings will need to be reinvested in the business in order to drive organic top-line growth in its increasingly competitive categories, limiting the potential for outsized earnings growth." – *JP Morgan, 5/22/2017*

Source: Wall Street research.

Overly Complex Organizational Structure

COMPLEXITY = Less Accountability + Lower Sales Growth + Higher Cost

- P&G's organizational structure is highly "matrixed," which Trian believes adds complexity and impedes accountability, growth and efficiency

- The current P&G structure consists of three distinct organizations: Global Business Units (GBUs), Selling and Market Operations (SMOs) and Corporate Functions.[1] While P&G tells investors that GBUs "own the P&L," Trian believes this is overstated as the leaders of the SMOs and Corporate Functions do not report to the GBU leaders

- Rather than "owning" the P&L, we believe GBUs are "allocated" significant costs from functions and corporate over which they have little or no control. In our experience, when there is not clear control over the P&L, there is excessive cost and bureaucracy

- P&G acknowledges that the structure is complex and promises more "end-to-end" responsibility and local autonomy. However, despite numerous modifications to the structure over time, including changes implemented over the past two years, we believe the structure continues to rely on a web of "straight line / dotted line" reporting relationships. Moreover, market share losses have persisted despite these past structural changes

- We note that many of P&G's competitors operate with a geographic-led model, which inherently clarifies P&L responsibility, gives the division owner broader operational control and enhances local decision-making and coordination across both functions and categories. We believe this structure is also advantaged as it relates to the growing importance of local brands, small brands and channel divergence

- Regardless of whether P&G is organized by geography or GBU, Trian believes the structure must ensure that leaders are given the power required to truly control their destiny with strong rewards for success and clear consequences for poor results

(1) GBUs are defined by category (i.e., Hair Care, Skin and Personal Care, Grooming, Oral Care, Personal Health Care, Fabric Care, Home Care, Baby Care, Feminine Care, Family Care).
Selling and Market Operations are responsible for sales execution at a regional and local level.
Corporate Functions includes activities such as human resources, strategy, finance and IT, among others, and were created to support the businesses and create efficiencies

Long Track Record of Value Creation in the Consumer Sector

- Trian has worked closely with numerous companies across the consumer landscape, and has demonstrated a consistent track record of value creation with numerous corporate and brand turnarounds

	Trian's Engaged Consumer Investments	...Where Nelson Peltz Has Served on the Board
EPS Growth vs. S&P 500[1]	+360bps (annual EPS growth differential)	+780bps (annual EPS growth differential)
Company TSR vs. S&P 500[2]	+560bps (annual TSR outperformance)	+880bps (annual TSR outperformance)

- Most importantly, we seek to help our portfolio companies achieve value creation through improved operating performance:

  - Re-allocating corporate resources to improve top-line growth and market share performance

  - Increasing investments to enhance and protect the company's long-term strategic positioning

  - Reducing costs/overhead in areas that impede the company's ability to compete effectively

Note: "Trian's Engaged Consumer Investments" include all of Trian's food, beverage, restaurant, and retail-focused portfolio companies across all of our equity investment vehicles since inception that were held for one year or longer and where Trian also (x) had a designee or nominee on the Board, (y) was a Schedule 13D filer, and/or (z) wrote a "white paper" and met with management. Such investments do not represent all of the investments purchased or sold for Trian's clients and it should not be assumed that any or all of these investments were or will be profitable.

(1) Represents average annual adjusted EPS growth outperformance for Trian's Engaged Consumer Investments vs. the S&P 500's annual EPS growth during the time that Trian held the investments. Reference to the S&P 500 here shall mean the S&P 500 Total Return Index, which includes the price changes of all underlying stocks and all dividends reinvested. S&P 500 data is obtained from Bloomberg using the SPX ticker with the inclusion of dividend re-investment. We highlight the S&P 500 here only as a widely recognized index, however, for various reasons the performance of the index and that of Trian's Engaged Consumer Investments may not be comparable. While Trian believes that earnings per share growth at Trian's Engaged Consumer Investments was attributable in large part to the cumulative effects of the implementation of operational and strategic initiatives during the period of Trian's active involvement and beyond, there is no objective method to confirm what portion of such growth was attributable to Trian's efforts and what may have been attributable to other factors. This presentation does not provide the performance of Trian's funds or the performance of individual fund investments.

(2) Represents average total shareholder return (TSR) outperformance for the relevant companies vs. the S&P 500's TSR from the date of Trian's first purchase through the earlier of June 20, 2017 or the last day that the company's shares were publicly traded. The TSR analysis reflects the change in the stock price of each company plus the effect of dividends received over the relevant time period. The TSR outperformance figures should not be construed as an indication of the performance of the funds managed by Trian and it should not be assumed that any or all of Trian's Engaged Consumer Investments were or will be profitable in any of the funds managed by Trian.

Trian: A Highly Engaged Shareowner

- **Trian Overview**
  - Founded in November 2005 by Nelson Peltz, Peter May, and Ed Garden
  - Investment management firm with total AUM of $12.7 billion and Callable Commitments of $900 million.*
  - Focused on buying large stakes in high quality companies where we see significant long-term potential and working collaboratively with management and boards to optimize strategy, operations and value creation
  - Simple goal of ensuring that companies function with a strong ownership mentality. Trian encourages management teams and boards to operate as if wearing "bifocals," with a watchful eye on the near-term but the primary focus always to maximize long-term value
  - Trian's Principals have substantial operating and financial experience, and have served on numerous corporate boards

* As of 7/1/17. Callable Commitments refers to the portion of subscriptions to a Trian co-investment vehicle formed to co-invest with other funds managed by Trian that is not currently invested. There is no guarantee that the full amount of these commitments will be drawn down during the life of the fund.

Selected Current and Former Trian Investments

The Wendy's Company ▲	Heinz ▲	Cadbury	Dr Pepper Snapple Group	Tiffany & Co. ▲	Kraft Foods
Mondelēz International ▲	Legg Mason ▲	Family Dollar ▲	State Street		Ingersoll Rand ▲
Allegion	Lazard	IHG	PepsiCo ▲	Danone	DuPont
	BNY Mellon ▲	Pentair ▲	GE	Sysco ▲	

▲ = *Portfolio companies of which a Trian partner or designee serves or served on the Board*

Note: The companies shown on this page reflect all of the investments made by Trian since Trian's inception in November 2005 through June 2017: (i) for which Trian has filed a Schedule 13D or 13G or made a similar non-U.S. filing or other notification with respect to its investment in the company; or (ii) that were or are a publicly disclosed position in which funds managed by Trian invested approximately $700 million or more of capital (the representative size of Trian's current core investments) and where Trian (x) had a designee or nominee on the Board and/or (y) wrote a "white paper" and met with management. The companies shown on this page do not represent all of the investments purchased or sold for Trian's clients and it should not be assumed that any or all of these investments were or will be profitable.

What Differentiates Trian



Long-Term

- Average *investment horizon of >5 years* when a Trian Partner joins a board, longer than the holding period of most equity mutual funds[1]
- ~7 years when Nelson Peltz joins the board
- Stable "blue-chip" capital base, with substantial amount of capital locked up for multiple years

Operations & Strategy Focused

- Focused on optimizing long-term strategy and income statement performance
- Track record *investing in growth, including R&D, marketing and capex,* and *driving earnings improvement*

Highly Collaborative Engagement with Management & Boards

- Several former CEOs and Directors that we've worked with serve as Trian Advisory Partners; many more serve as references
- Having been in the CEO seat, we *appreciate that change does not happen overnight*

(1) MFS White Paper Series, "Lengthening the Investment Time Horizon," July 2016

Management Testimonials



Investment: 2006 - 2013

Bill Johnson (CEO from 1998-2013): "I said to another CEO...who had called me and inquired about Nelson, that if I were to form the board today, Nelson would be one of the first directors I'd ask to serve because he is an insightful, communicative, enthusiastic, energetic and available director."– CEO Magazine, March 2008

Dennis Reilley (Director of HJ Heinz from 2005-2013, Former CEO of Praxair): "Nelson Peltz seeks to understand other points of view as much as he seeks to be heard. He is an active listener. Having been a CEO, Nelson also has a healthy respect for the difficulties and challenges of leading large public companies... When he joined the Heinz board, for example, he felt the company was not spending enough money on brand positioning, which he believed would hurt the company long term.... Nelson is collaborative by nature – he is always searching for the best ideas. That makes him a great change agent."



Investment: 2008 - 2010

Larry Young (CEO from 2008-Today): "I deeply admire Nelson's energy, not to mention his smarts and candor. He helped us strengthen our board and provided valuable insights into Snapple and several of our carbonated soft drinks, which he once owned. Nelson and I share a lot of the same business principles, like "cash is king." I think more shareholders and board members should be like Nelson Peltz and Trian – engaged, innovative and working towards improving a company's operations."



Investment: 2012 - Today

Irene Rosenfeld (CEO from 2007-Today): "Nelson is a valued and very constructive director who has made significant contributions to our board processes and business decisions. He has a sharp eye for changing consumer trends and willingly shares his ideas and best practices from his deep knowledge and extensive operating experience in the consumer goods industry."



Investment: 2005 - Today

Emil Brolick (CEO from 2011-2016): "Nelson Peltz and Trian have played an important role in Wendy's brand transformation and financial improvement. I greatly value the thought leadership and strategic insight that Nelson and the Trian team provide. Nelson and Trian are passionate advocates for the brand's growth and success. We work collaboratively on key strategic decisions and our company benefits from Trian's insight on financial and global opportunities."



Investment: 2006 - 2010

Todd Stitzer (CEO from 2003-2010): "I have known Nelson for approximately 15 years. He is focused on one thing – creating shareholder value. While he can sometimes seem impatient, he is willing to roll up his sleeves and get involved in support of management teams. He is focused on helping to develop creativity and innovation within organizations and is a proponent of revenue growth with financial discipline. He and the team at Trian have created a lot of value over the years at a number of large cap companies."



Investment: 2013 - Today

Ed Breen (CEO from 2015-Today): "I have the highest regard for Nelson Peltz and Ed Garden. Since becoming CEO of DuPont I have talked many times with the Trian team and appreciate their insight on strategy and operations."

Meet Nelson Peltz



Nelson Peltz

Trian's Nominee for P&G Board of Directors

Nelson Peltz is Chief Executive Officer and a founding partner of Trian Fund Management, L.P. ("Trian"). Mr. Peltz, along with Peter May and Ed Garden, founded Trian in November 2005. Trian invests in under-performing and undervalued public companies and then works constructively with the management and Boards of Directors of those companies to create shareholder value through a combination of strategic re-direction, improved operational execution, more efficient capital allocation and stronger focus.

Mr. Peltz serves as the non-executive Chairman of The Wendy's Company. Mr. Peltz is also a director of Mondelēz International, Inc., Sysco Corporation, and The Madison Square Garden Company. He previously served as a director of H. J. Heinz Company from September 2006 to June 2013, Legg Mason, Inc. from October 2009 to December 2014 and Ingersoll-Rand plc from August 2012 to June 2014. Mr. Peltz was recognized by The National Association of Corporate Directors in 2010, 2011 and 2012 as among the most influential people in the global corporate governance arena. From April 1993 through June 2007, Mr. Peltz served as Chairman and Chief Executive Officer of Triarc Companies, Inc. which during that period of time owned Arby's Restaurant Group, Inc. and the Snapple Beverage Group, as well as other consumer and industrial businesses.

Mr. Peltz was Chairman and Chief Executive Officer and a director of Triangle Industries, Inc. from 1983 until December 1988, the largest packaging company in the world and a Fortune 100 industrial company, when that company was acquired by Pechiney, S.A., a leading international metals and packaging company. Mr. Peltz began his business career in 1963 when he joined his family food business.

Mr. Peltz is Honorary Co-Chairman of the Board of Trustees and Chairman of the Board of Governors of the Simon Wiesenthal Center. In addition, he is a member of the Board of Overseers of the Weill Cornell Medical College and Graduate School of Medical Sciences, a member of the Intrepid Advisory Council, a former member of the Board of Trustees of the Intrepid Museum Foundation and an Advisor and a member of the Executive Council of No Labels.

A native of Brooklyn, New York, Mr. Peltz attended The Wharton School of the University of Pennsylvania.

About Trian

About Trian

Founded in 2005, Trian Fund Management, L.P. ("Trian") is a multi-billion-dollar investment management firm with over 50 employees. Trian is a highly engaged shareowner that combines concentrated public equity ownership with operational expertise. Leveraging the 40+ years' operating experience of our Principals, Nelson Peltz, Ed Garden and Peter May, Trian seeks to invest in high quality but undervalued and underperforming public companies and to work collaboratively with management teams and boards of those companies to execute operational and strategic initiatives designed to drive long-term sustainable earnings growth for the benefit of all shareholders.

Learn more about Trian and its track record →

About Clayt Daley, Trian Advisor on P&G

In connection with its investment in P&G, Trian has retained Clayton C. Daley, Jr. as an advisor. Over the course of his 35-year career at P&G, Mr. Daley served in numerous positions, including Vice Chairman and Chief Financial Officer. Mr. Daley will provide Trian with strategic advice and analysis regarding P&G and the consumer packaged goods industry as it presents its case for Nelson Peltz joining the P&G board to other shareholders.

Learn more about Clayt Daley →



Clayt Daley

In connection with its investment in The Procter & Gamble Company ("P&G), Trian has retained Clayton C. Daley, Jr. as an advisor.

Mr. Daley served as P&G's Chief Financial Officer from 1998 until 2007, and as Vice Chairman and Chief Financial Officer from 2007 until his retirement from the Company in 2009. Mr. Daley consistently ranked as a Top CFO in Consumer Products in Institutional Investor Magazine's annual survey during each of his last six years in that position at the company. Mr. Daley began his 35-year career at P&G in 1974 as a Cost Department Manager and quickly rose through the ranks, assuming positions in the Tissue Brands, Paper, Packaged Soaps, Bar Soaps and Household Cleaning Products divisions, including:

- 1974 – Cost Department Manager, East River Plant, Green Bay, WI
- 1976 – Accounting & Office Manager, Cape Girardeau Plant, MO
- 1978 – Forecaster, Paper Division
- 1979 – Financial Analysis Supervisor, Tissue Brands
- 1980 – Manager, Financial Analysis Department, Paper Division
- 1982 – Manager, Soap Cost Accounting Department Packaged Soap & Detergent Division

- 1982 – Manager, Soap Cost Accounting Department Packaged Soap & Detergent Division
- 1984 – Director, Financial Information Systems Project, Comptroller's Division
- 1986 – Director, Corporate Planning
- 1988 – Division Comptroller, Packaged Soap & Detergent Division
- 1989 – Division Comptroller, Packaged Soap & Detergent Division and Bar Soap & Household Cleaning Products Division
- 1990 – Comptroller, Soap Products
- 1991 – Comptroller, U.S. Operations, Procter & Gamble USA
- 1992 – Vice President and Comptroller, Procter & Gamble International
- 1993 – Team Leader, U.S. Sector & Category Management Structure Team, Strengthening Global Effectiveness Project, and Vice President and Comptroller, Procter & Gamble International
- 1994 – Vice President and Treasurer, The Procter & Gamble Company
- 1998 – Senior Vice President and Chief Financial Officer, The Procter & Gamble Company
- 2007 – Vice Chairman and Chief Financial Officer, The Procter & Gamble Company
- 2009 – Retired

Mr. Daley brings with him a deep background in the consumer products industry and track record of helping to oversee strong organic volume increases, sustained earnings growth and TSR outperformance during his tenure as P&G's Chief Financial Officer. As a significant shareholder of P&G today, Mr. Daley also brings an ownership mentality and a commitment to addressing the challenges it faces in order to improve long-term performance.

Since his retirement, Mr. Daley served as Senior Advisor to TPG Capital from 2010 until 2012. Mr. Daley currently serves as a director of SunEdison, Inc. and The Simply Good Foods Company. He previously served as a director on the boards of various public companies, including Starwood Hotels & Resorts Worldwide, Inc., Foster Wheeler AG and Nucor Corporation.

Mr. Daley holds a bachelor's degree in economics from Davidson College and an MBA from Ohio State University.

All compensation for Mr. Daley's services to Trian will be paid to Mr. Daley's family charitable foundation.

News

Press Releases

07/17/2017   [Trian Nominates Nelson Peltz for Election to P&G Board](#)

Presentations

Presentations

07/17/2017   Trian's Introductory Presentation on P&G

SEC Filings

SEC Filings

07/17/2017   [Preliminary Proxy Statement](#)

Contact

Media Contacts

Anne Tarbell
Trian Fund Management, L.P
(212) 451-3030
atarbell@trianpartners.com

George Sard
Sard Verbinnen & Co
(212) 687-8080
GSard@sardverb.com

Margaret Popper
Sard Verbinnen & Co
(212) 687-8080
MPopper@sardverb.com

Kelsey Markovich
Sard Verbinnen & Co
(212) 678-8080
KMarkovich@sardverb.com

Investor Contacts

Ed Garden
Chief Investment Officer & Founding
Partner
Trian Fund Management, L.P.
(212) 451-3075
egarden@trianpartners.com

Josh Frank
Senior Analyst & Partner
Trian Fund Management, L.P
212.451.3090
JFrank@trianpartners.com

Ryan Bunch
Analyst
Trian Fund Management, L.P.
212.451.3176
RBunch@trianpartners.com

Scott Winter
Innisfree M&A Incorporated
212.750.7271
SWinter@innisfreema.com

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